                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 11)

                            PUBCO CORPORATION
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                               744378-60-5
                              (CUSIP Number)

                            Stephen R. Kalette
       3830 Kelley Avenue, Cleveland OH 44114 (216) 881-5300 X3200
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                              June 27, 1996
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box /x /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Continued on the following page(s)

                            Page 1 of 5 Pages
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CUSIP No. 744378-60-5                  13D                    Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert H. Kanner   ###-##-####

2   Check the Appropriate Box if a member of a Group*             (a)  /   /
                                                                  (b)  / x /

3   SEC USE ONLY

4   Source of Funds*

         PF, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2e)
                                                                       /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                   7    SOLE VOTING POWER
NUMBER OF
  SHARES                     2,066,894 Common and 514,044 Class B
BENEFICIALLY
  OWNED BY         8    SHARED VOTING POWER
  EACH
REPORTING                    None
  PERSON
  WITH             9    SOLE DISPOSITIVE POWER

                             2,066,894 Common and 514,044 Class B

                   10   SHARED DISPOSITIVE POWER

                             None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,580,938 Common and Common Stock equivalent

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       /   /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              68.8%

14  TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
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CUSIP No. 744378-60-5                  13D                    Page 3 of 5 Pages


ITEM 1.  Security and Issuer.

    The Schedule 13D as originally filed related to the Common Stock, $.01 par value of Pubco Corporation, then a Maryland Corporation, with principal business offices at 8300 Greensboro Drive, McLean, VA 22102. Subsequent amendments to the Schedule 13D reported that the Issuer reincorporated in Delaware, retained the $.01 par value of its Common Stock, moved its principal business offices to 3830 Kelley Avenue, Cleveland, Ohio 44114, declared a 1 for 20 reverse split of its Common Stock, and issued a Class B Stock which was convertible into its Common Stock and equivalent to its Common Stock, but for its higher voting rights.


ITEM 2. Identity and Background.

    The Schedule 13D as originally filed, reflected Robert H. Kanner and Buckeye Business Products, Inc., an Ohio corporation which he controlled, both of 7209 St. Clair Avenue, Cleveland, Ohio 44114, as reporting persons. Subsequent amendments to this Schedule 13D reported relocation of the reporting persons and the Issuer to 3830 Kelley Avenue, Cleveland, Ohio 44114, and the elimination of Buckeye as a reporting person.


ITEM 3.  Source and Amount of Funds and Other Consideration.

    The Schedule 13D as originally filed reported that personal funds of Mr. Kanner and corporate working capital funds of Buckeye were used to acquire the stock of the Issuer. Subsequent amendments to this Schedule 13D reported additional purchases of the Issuer's Common Stock by Mr. Kanner and Buckeye, in both open market and privately negotiated transactions, using personal funds of Mr. Kanner and corporate working capital funds of Buckeye and the sale of Buckeye to the Issuer for additional Common and Preferred Stock of the Issuer.


ITEM 4.  Purpose of the Transaction.

    The Schedule 13D as originally filed, reported that the purchases of the Issuer's Common Stock by the reporting persons were made to obtain control of the Issuer by the reporting persons and that subsequent purchases were made to increase control of the Issuer by the reporting persons.


ITEM 5.  Interest in Securities of the Issuer.

    The Schedule 13D as originally filed reported that the reporting persons had acquired approximately 62% of the Issuer.  Subsequent amendments to the Schedule 13D reported increases in the reporting person's percent beneficially owned because of additional purchases by the reporting
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CUSIP No. 744378-60-5                  13D                    Page 4 of 5 Pages


    persons in both private and open market transactions as well as changes in the Issuer's outstanding Common shares as a result of a reverse stock split, and the issuance of stock for Buckee.

    The Schedule 13D is further amended to reflect that Bobbie Brooks, Incorporated, formerly a 90% subsidiary of the Issuer ("Brooks"), and Aspen Imaging International, Inc., formerly a 62% subsidiary of Brooks ("Aspen"), were each acquired by the Issuer on June 27, 1996. Brooks merged with and into the Issuer and each Brooks stockholder will receive one share of the Issuer's Common Stock for each 6 shares of Brooks Common Stock owned by him. A newly-formed, wholly-owned subsidiary of the Issuer acquired all of the assets of Aspen in exchange for the assumption by such subsidiary of all of the obligations of Aspen and Common Stock of the Issuer. Upon liquidation of Aspen, each Aspen stockholder will receive one share of the Issuer's Common Stock for each 7 shares of Aspen Common Stock owned by him. Fractional shares of the Issuer's Common Stock will not be issued.

    The Issuer estimates that approximately 290,746 shares of the Issuer's Common Stock will be issued in the two transactions bringing the Issuer's issued and outstanding Common Stock to approximately 3,752,473. The reporting person retains his previously reported ownership of the Issuer's Class B Stock. The foregoing has resulted in a decrease in the reporting person's ownership of Common Stock and equivalents of the Issuer to approximately 68.8% from 74.5%

    This reporting person may continue to purchase Pubco shares from time to time.


ITEM 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

    The Schedule 13D as originally filed reported the agreement between Mr. Kanner and Buckeye to make joint filings on Schedule 13D.


ITEM 7.  Material to be filed as Exhibits.


    None


EXCEPT AS SET FORTH ABOVE, THE SCHEDULE 13D, AS PREVIOUSLY AMENDED, TO WHICH THIS AMENDMENT RELATES, REMAINS UNCHANGED.




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CUSIP No. 744378-60-5                  13D                    Page 5 of 5 Pages

                                   Signatures


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Statement on
Schedule 13D is true, complete and correct.



Dated:  July 8, 1996              /s/ Robert H. Kanner
                                  ---------------------------------
                                       Robert H. Kanner